Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Nine Months Ended September 30,
2017
Income before income and mining tax and other items (1)	$805
Adjustments:
Fixed charges excluding capitalized interest	196
Earnings available for fixed charges	$1,001
Fixed Charges:
Interest expense, net (2)	$187
Portion of rental expense representative of interest	9
Fixed charges added to earnings	196
Capitalized interest	15
Total Fixed Charges	$211
Ratio of earnings to fixed charges	4.74

(1)	Represents amount from continuing operations.
(2)	Includes interest expense of majority-owned consolidated subsidiaries and amortization of debt issuance costs.